Philips CFO reconfirms strategic direction to market at Citigroup conference in New York

Wednesday, March 07, 2007

New York, New York — Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will be giving a presentation at the Citigroup Investment Research 20th Annual Global Industrial Manufacturing Conference in New York City, in which he will update the market on Philips’ continuing transformation into a healthcare, lifestyle and technology company.

In his presentation, Mr. Sivignon will discuss how Philips has evolved into a simpler, more focused company with a more predictable portfolio of operations focused on value creation and achieving sustainable growth. He will also highlight what Philips is doing to further increase its successes in the business areas in which it is active. Mr. Sivignon will also discuss the management agenda of the Philips Group for 2007, and will discuss the company’s strategy to achieve sustainable growth, both organically as well as through acquisitions.

At the conference, Mr. Sivignon will also confirm that Philips is on track to meeting its medium-term growth and profitability targets.

The presentation starts at 8:45 AM local time (EST), or 14:45 PM Amsterdam time (CET), and will be available via audio webcast. Please click here to listen to the webcast.

Arent Jan Hesselink
Philips Corporate Communications
Tel +31 20 59 77415
email arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lifestyle and technology, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,700 employees in more than 60 countries worldwide. With sales of EUR 27.0 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.